CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AEROVATE THERAPEUTICS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

March 24, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Dickerson
Chris Edwards
Tara Harkins
Sasha Parikh

Re:	Aerovate Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed March 14, 2025 File No. 333-283562

Ladies and Gentlemen:

On behalf of Aerovate Therapeutics, Inc. (the “Aerovate”) and Jade Biosciences, Inc. (“Jade”), we submit this supplemental letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 21, 2025 (the “Comment Letter”) relating to Aerovate’s Registration Statement on Form S-4, originally filed with the Commission on December 2, 2024 and amended on January 22, 2025, February 24, 2025 and March 14, 2025 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by Aerovate’s request for confidential treatment for selected portions of this supplemental letter. Aerovate has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of Aerovate’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which Aerovate is requesting confidential treatment.

For the convenience of the Staff, we have recited the comment from the Comment Letter in italicized type and have followed the comment with Jade’s response.

U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

1.	Please address the following regarding the stock options and restricted stock units granted by Jade:

•	Revise to provide a tabular presentation or revise your table on pages 186-187 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.
•	Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.
•	Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Jade and Paragon at the time of grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of JADE-001, JADE-002 and JADE-003 between related parties.

Jade submits the below additional information to assist the Staff in its review of Jade’s position with respect to its determination of the fair value of its restricted stock and stock option awards.

Preliminary Valuation

Aerovate has complied with this request and provided updated tabular disclosure in Amendment No. 4 to the Registration Statement, which is filed concurrently herewith. Additionally, Jade advises the Staff that the exchange ratio that is reflected in the documentation for the reverse merger with Aerovate (the “Merger”) and the purchase price per share that is reflected in the documentation for the pre-closing financing (the “Jade Pre-Closing Financing”), each reference a pre-money valuation of Jade of $175 million (the “Jade Merger Valuation”). The Jade Merger Valuation did not take into account the then-current lack of liquidity for Jade’s common stock and assumed a successful reverse merger, with no weighting attributed to any other outcome for Jade’s business, such as remaining as a privately held company or becoming a public company through an initial public offering (an “IPO”).

As is typical in reverse mergers, the Jade Merger Valuation was determined (a) through arm’s length negotiations with Aerovate’s board of directors (the “Aerovate Board”) as discussed on pages 113-123 of the Registration Statement and (b) through arm’s length negotiations with leading investors in the life sciences industry with respect to their investment participation in the Jade Pre-Closing Financing. The factors considered by the Aerovate Board in evaluating the Merger are set forth on pages 123-126 of the Registration Statement. Among the factors that were considered in estimating the Jade Merger Valuation with respect to the Jade Pre-Closing Financing were the following:

•	Jade’s financial position and prospects;

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

•	Jade’s stage of operations and development of JADE-001;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the expected timeframe for completion of the Merger;

•	the probability of receiving approval of the Merger by Aerovate’s stockholders; and

•	the probability of successfully closing the Merger and the Jade Pre-Closing Financing.

Prior to the signing of the Agreement and Plan of Merger on October 30, 2024 (the “Merger Agreement”), Jade intended to complete an IPO. Prior to beginning the IPO process in August 2024, Jade’s valuation was determined through discussions by and among Jade’s board of Directors (the “Jade Board”), members of Jade’s senior management and through arm’s length negotiations with leading investors in the life sciences industry with respect to their investment in convertible notes of Jade in July 2024. In addition to Fairmount Funds Management LLC (“Fairmount”), which invested $20 million of the $95 million raised in the convertible notes financing (the “Convertible Notes Financing”),  other investors included Venrock Healthcare Capital Partners, Deep Track Biotechnology Fund, Driehaus Life Sciences, Braidwell and Frazier Life Sciences. As is typical in a company’s preparation for an IPO, Jade’s valuation thereafter until the time of the signing of the Merger Agreement was not derived using a formal determination of fair value, but was determined through discussions among the Jade Board, members of Jade’s senior management and representatives of the underwriters. Among the additional factors that were considered in estimating Jade’s value at the time of the future IPO were the following:

•	Jade’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in Jade’s industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; and

•	the recent performance of IPOs of companies in the industry in which Jade operates.

Grants of Restricted Stock

On June 18, 2024, the date of Jade’s inception (the “Inception Date”), three individuals purchased an aggregate of 819,672 shares of Jade restricted stock. Such shares were purchased at the par value, $0.0001 per share. Jade determined this value based on the early stage of the company, the fact that it had no operations or assets and the uncertain nature and probability of any potential financing that would enable Jade to acquire operations or assets (which financing would require the participation of a number of other funds beyond affiliated entities). With respect to the Staff’s question of how the valuation process at such time considered the common control nature of the relationship between Jade and Paragon Therapeutics, Inc. (“Paragon”) at the time of this grant, Jade considered the possibility that Fairmount, a common controlling entity of Jade and Paragon, may in the future support Jade’s acquisition of certain assets in the form of rights to intellectual property related to Jade’s anticipated anti-APRIL program, JADE-001, from Paragon, an affiliate of Fairmount; however, at the time of such grant, such a possibility of support was too premature and speculative to have resulted in any valuation impact at Jade. Furthermore, at such time, the intellectual property assets owned by Paragon that ultimately became the subject of the option agreement with Jade were at a very early stage and several months away from even producing a potential discovery candidate for JADE-001, while JADE-002 and JADE-003 were not yet contemplated at all. In addition, the net value of any assets after accounting for the associated spend and financing that would have been required to support such programs was negligible or negative. Finally, other than Jade’s chief scientific officer, Jade had not hired adequate management members in order to execute on its development plan.

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

Summary of Option Awards

From the Inception Date to March 24, 2025, Jade has issued the following stock option awards to its employees, consultants and members of the Jade Board:

Grant Date	Number of shares of common stock underlying equity awards	Exercise price per share of common stock	Grant Date Fair Value per Stock Option (1)
September 4, 2024	198,633	$0.31	$0.24
October 12, 2024	2,673,437	$0.96	$0.76
October 29, 2024	765,908	$1.46	$1.15
December 29, 2024	153,441	$3.75	$2.96
January 23, 2025	8,820,790	$3.80	$3.00

(1) Calculated in accordance with Financial Accounting Standards Board Topic 718.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the shares of common stock underlying Jade’s equity awards, for all periods prior to the Merger, the fair value of the shares of common stock underlying the equity awards was estimated on each grant date by the Jade Board. In order to determine the fair value of shares of the Jade’s common stock, the Jade Board considered, among other things, 409A valuations performed by third party valuation firms, valuations reflected in the Convertible Notes Financing in July and September 2024, and the valuation reflected in the sale of Jade common stock to third party investors in the Jade Pre-Closing Financing. In light of the absence of public market valuation data, the Jade Board considered various objective and subjective factors to determine the fair value of the shares of Jade’s common stock as of each grant date, including:

•	the prices at which Jade sold its convertible notes to third parties and existing investors;

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

•	the continued build-out of Jade’s management team;

•	external market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors;

•	Jade’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	Jade’s negative cash flows and its need for additional financing;

•	the lack of an active public market for Jade’s common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a M&A transaction, in light of prevailing market conditions; and

•	the market performance of similar public companies in the pharmaceutical and biotechnology sectors following their listing as a public company.

Jade’s most recent third-party 409A valuations, which were relied upon by management in determining the fair value of its common stock, were prepared as of July 24, 2024, September 30, 2024, October 22, 2024, October 31, 2024 and December 31, 2024. These third-party 409A valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Jade considered the following methods for allocating enterprise value to determine the estimated fair value of its common stock:

Option Pricing Method (“OPM”): The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, and assumes the company has funds available to make a liquidation preference meaningful and collectible by the shareholders. The OPM requires the input of subjective assumptions, including the expected term of the award, the expected volatility, risk-free interest rates, and the dividend yield. The expected life of the awards granted during the period was determined based on an expected time to the liquidation event.

Hybrid Method. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value is allocated in one or more of the scenarios using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of each share based upon an analysis of future values, assuming various outcomes. The value of the common stock is based on the probability-weighted value across the scenarios, considering the OPM to estimate the value within certain scenarios given the rights of each class of stock.

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

Additionally, a discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of fair value for the common stock.

Jade’s independent third-party valuations were used, in part, by the Jade Board to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. These 409A valuations utilized the Hybrid Method to value the common stock as of July 24, 2024 (the “July 24, 2024 Valuation”), September 30, 2024 (the “September 30, 2024 Valuation”), October 22, 2024 (the “October 22, 2024 Valuation”), and included both IPO and future M&A scenarios. Following the signing of the Merger Agreement, these 409A valuations also utilized the Hybrid Method to value the common stock as of October 31, 2024 (the “October 31, 2024 Valuation”) and December 31, 2024 (the “December 31, 2024 Valuation”); however, such 409A valuations instead included both reverse merger and future M&A scenarios.

July 24, 2024 Valuation

An independent third-party 409A valuation of Jade determined that the July 24, 2024 Valuation as of July 24, 2024 was $0.31 per share. The fair value of Jade’s common stock was estimated using a Hybrid Method. This approach was determined to be the most appropriate method because Jade’s early stage of development, with no revenue projections available and no historically priced round of equity financing from third party investors made income-based and market approaches inappropriate. The implied probability-weighted total equity value was calculated by considering the likelihood of the two potential exit scenarios. The IPO scenario was weighted at 15% and involved projecting the future equity value at the time of the IPO, discounting it back to the present value, and adjusting for the discount for lack of marketability. The M&A scenario was weighted at 85% and involved using an adjusted net assets method to determine the equity value and applying the OPM for allocation. The weighted average value of the common stock per share, considering both scenarios, was determined to be $0.31.

The marketable value per share of Jade’s common stock was calculated under the IPO scenario.  The future projected IPO price per share of $[***] was discounted back to the present value, resulting in a marketable value of $[***] per share. After applying a [***]% discount for lack of marketability, the final marketable value per share was determined to be $[***]. To account for the lack of access to an active public market, a DLOM of [***]% for the IPO scenario and [***]% for the M&A scenario was applied to the marketable value to arrive at the resulting fair value of $0.31 per share of Jade’s common stock as of July 24, 2024.

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

With respect to the Staff’s question of how the valuation process at such time considered the common control nature of the relationship between Jade and Paragon at the time of this grant and all future grants, Jade took into account its relationship with Fairmount in determining the probability of various scenarios in the July 24, 2024 Valuation and considered that such probability may be relatively higher than other fully independent companies given Fairmount’s ability to provide limited support to the company. However, following its initial formation stage, such potential support was limited. First, it was necessary for Jade to enter into fully arms-length third party contracts, such as the Merger Agreement with Aerovate and the Jade Pre-Closing Financing with numerous third-party investors, which collectively were investing substantially more money in Jade than Fairmount, in order for Jade to pursue a plan to execute on its corporate goals, primarily the development of its JADE-001 program, as the JADE-002 and JADE-003 programs were not contemplated until the end of September 2024 and, even then, were in very preliminary stages of development. Ultimately, Jade’s success will be primarily dependent on third party investors to provide the necessary financing to appropriately capitalize Jade and Fairmount is not able on its own to supply such capital. Furthermore, for grants made on or after September 4, 2024, Jade’s valuation was primarily based on the factors discussed above in the section titled “Historical Determinations of Fair Value of Common Stock,” which factors were being evaluated by health care funds participating in the Jade Pre-Closing Financing (as well as the preceding Convertible Notes Financing) and wherein the likelihood of future successful drug development by Jade was based on the Jade team’s skills and experience and the specific nature of the licensed technology and the selected technology target(s), including the execution of the antibody discovery and option agreement with Paragon on July 24, 2024.

On September 4, 2024, Jade granted options to purchase a total of 198,633 shares of Jade’s common stock at an exercise price of $0.31 per share. The Jade Board determined on the grant date that no internal or external developments during the period from the July 24, 2024 Valuation to September 4, 2024 warranted a change in the estimated fair value of Jade’s common stock when determining the exercise price of the options. As a result, the Jade Board determined that an exercise price of $0.31 per share with respect to each grant made on September 4, 2024 was appropriate.

September 30, 2024 Valuation

An independent 409A third-party valuation of Jade determined that the September 30, 2024 Valuation as of September 30, 2024 was $0.96 per share. The fair value of Jade’s common stock was estimated using the Hybrid Method. The IPO scenario was weighted at 35%, an increase from the July 24, 2024 Valuation IPO probability due to certain factors which were primarily the submission of an initial draft registration statement for the IPO and the hiring of certain key management personnel, including the Senior Vice President, Finance and Chief Medical Officer, and involved projecting the future equity value at the time of the IPO, discounting it back to the present value, and adjusting for the discount for lack of marketability. The M&A scenario was weighted at 65% and involved using a market adjusted equity value method to determine the equity value and applying the OPM for allocation. The weighted average value of the common stock per share, considering both scenarios, was determined to be $0.96.

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

The marketable value per share of Jade’s common stock was calculated under the IPO scenario. The future projected IPO price per share of $[***] was discounted back to the present value, resulting in a marketable value of $[***] per share. After applying a [***]% discount for lack of marketability, the final marketable value per share was determined to be $[***]. To account for the lack of access to an active public market, a DLOM of [***]% for the IPO scenario and [***]% for the M&A scenario was applied to the marketable value to arrive at the resulting fair value of $0.96 per share of Jade’s common stock as of September 30, 2024.

On October 12, 2024, Jade granted options to purchase a total of 2,673,437 shares of common stock at an exercise price of $0.96 per share. The Jade Board determined on the grant date that no internal or external developments during the period from the September 30, 2024 Valuation to October 12, 2024 warranted a change in the estimated fair value of Jade’s common stock when determining the exercise price of the options. As a result, the Jade Board determined that an exercise price of $0.96 per share with respect to each grant made on October 12, 2024 was appropriate.

October 22, 2024 Valuation

An independent third-party 409A valuation of Jade determined that the October 22, 2024 Valuation was $1.46 per share. The fair value of Jade’s common stock was estimated using Hybrid Method. The IPO scenario was weighted at [***]%, an increase from the September 30, 2024 Valuation IPO probability due to the submission of an amended draft registration statement to the Commission and continued build-out of the management team, including hiring a chief executive officer and general counsel, and involved projecting the future equity value at the time of the IPO, discounting it back to the present value, and adjusting for the discount for lack of marketability. The M&A scenario was weighted at [***]% and involved using a market adjusted equity value method to determine the equity value and applying the OPM for allocation. The weighted average value of the common stock per share, considering both scenarios, was determined to be $1.46.

The marketable value per share of Jade’s common stock was calculated under the IPO scenario. The future projected IPO price per share of $[***] was discounted back to the present value, resulting in a marketable value of $[***] per share. After applying a [***]% discount for lack of marketability, the final marketable value per share was determined to be $[***]. To account for the lack of access to an active public market, a DLOM of [***]% for the IPO scenario and [***]% for the M&A scenario was applied to the marketable value to arrive at the resulting fair value of $1.46 per share of Jade’s common stock as of October 22, 2024.

On October 29, 2024, Jade granted options to purchase a total of 765,908 shares of common stock at an exercise price $1.46 per share. The Jade Board determined on the grant date that no internal or external developments during the period from the October 22, 2024 Valuation to October 29, 2024 warranted a change in the estimated fair value of Jade’s common stock when determining the exercise price of the options. As a result, the Jade Board determined that an exercise price of $1.46 per share with respect to each grant made on October 29, 2024 was appropriate.

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

October 31, 2024 Valuation

An independent third-party 409A valuation of Jade determined that the October 31, 2024 Valuation as of October 31, 2024 was $3.75 per share. Jade’s equity was valued using the Hybrid Method. Two scenarios were considered: an M&A scenario and a reverse merger scenario. The decision to change the exit scenario from an IPO to a reverse merger between the October 22, 2024 Valuation and the October 31, 2024 Valuation was due to the signing of the Merger Agreement and the securities purchase agreement (“SPA”) for the Jade Pre-Closing Financing on October 30, 2024 and the corresponding public announcement on October 31, 2024. The reverse merger scenario was not reflected in prior valuations because the transaction developed and was ultimately consummated on an extremely short timeline and the consummation of the Merger Agreement up until the time of signing was highly uncertain.

In the October 31, 2024 Valuation, the reverse merger scenario was weighted at 70% due to the signing of the SPA and the Merger Agreement and involved projecting the future equity value at the time of the Merger, discounting it back to the present value, and adjusting for the DLOM. The M&A scenario was weighted at 30% and involved using a market adjusted equity value method to determine the equity value and applying the OPM for allocation. The weighted average value of the common stock per share, considering both scenarios, was determined to be $3.75.

The marketable value per share of Jade’s common stock was calculated under the reverse merger scenario. The future projected price per share of $5.94 is consistent with the Jade Merger Valuation, as reflected in the Merger Agreement and the Jade Pre-Closing Financing. This implied value of a share of Jade common stock was then discounted back to the present value, resulting in a marketable value of $[***] per share. After applying a [***]% DLOM, the final marketable value per share was determined to be $[***]. To account for the lack of access to an active public market, a DLOM of [***]% for the reverse merger scenario and [***]% for the M&A scenario was applied to the marketable value to arrive at the resulting fair value of $[***] per share of Jade’s common stock as of October 31, 2024.

On December 29, 2024, Jade granted options to purchase a total of 153,441 shares of common stock at an exercise price $3.75 per share. The Jade Board determined on the grant date that no internal or external developments during the period from the October 31, 2024 Valuation to December 29, 2024 warranted a change in the estimated fair value of Jade’s common stock when determining the exercise price of the options. As a result, the Jade Board determined that an exercise price of $3.75 per share with respect to each grant made on December 29, 2024 was appropriate.

December 31, 2024 Valuation

An independent third-party 409A valuation of Jade determined that the December 31, 2024 Valuation as of December 31, 2024 was $3.80 per share. Jade’s equity was valued using Hybrid Method. Similar to the October 31, 2024 Valuation, the reverse merger scenario was weighted at 70% and the M&A scenario was weighted at 30%. The marketable value per share of Jade’s common stock was calculated under the reverse merger scenario. The future projected price per share of $5.94 is consistent with the Jade Merger Valuation, as reflected in the Merger Agreement and the Jade Pre-Closing Financing. This implied value of a share of Jade common stock was then discounted back to the present value, resulting in a marketable value of $[***] per share. After applying a [***]% DLOM, the final marketable value per share was determined to be $[***]. To account for the lack of access to an active public market, a DLOM of [***]% for the reverse merger scenario and [***]% for the M&A scenario was applied to the marketable value to arrive at the resulting fair value of $3.80 per share of Jade’s common stock as of December 31, 2024.

9

U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

On January 23, 2025, Jade granted options to purchase a total of 8,820,790 shares of common stock at an exercise price of $3.80 per share. The Jade Board determined on the grant date that no internal or external developments during the period from the December 31, 2024 Valuation to January 23, 2025 warranted a change in the estimated fair value of Jade’s common stock when determining the exercise price of the options. As a result, the Jade Board determined that an exercise price of $3.80 per share with respect to each grant made on January 23, 2025 was appropriate.

The table below summarizes some of the assumptions used by Jade in 409A valuations discussed above:

Valuation	IPO Probability	IPO DLOM		M&A Scenario Probability	M&A Scenario DLOM
July 24, 2024	15%	[***]	%	85%	[***]	%
September 30, 2024	35%	[***]	%	65%	[***]	%
October 22, 2024	60%	[***]	%	40%	[***]	%

Valuation	Reverse Merger Probability	Reverse Merger DLOM		M&A Scenario Probability	M&A Scenario DLOM
October 31, 2024	70%	[***]	%	30%	[***]	%
December 31, 2024	70%	[***]	%	30%	[***]	%

Difference between Recent Valuations Leading up to the Contemplated Reverse Merger and Jade Merger Valuation

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U.S. Securities and Exchange Commission

March 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY AEROVATE THERAPEUTICS, INC.

The difference between the fair value of Jade’s common stock as of December 31, 2024 of $3.80 per share and the Jade Merger Valuation of approximately $5.9407 per share is the result of  (a) the exclusion of any discounts for lack of marketability of Jade’s common stock and the time value of money and (b) the probabilistic weighting of the Merger Scenario and M&A Scenario, respectively, and, all of which was taken into account in Jade’s determination of the fair value of its common stock in all prior valuations (except that the Merger Scenario was replaced by the IPO Scenario in certain prior valuation exercises). Additionally, the Jade Merger Valuation is based only upon a scenario in which Jade completes the Merger and the Jade Merger Valuation and is not probability weighted, in contrast to Jade’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of Jade’s common stock than the Merger. In the December 31, 2024 Valuation, the probability weighting of the reverse merger scenario was 70%. If Jade had instead applied a weighting of 100% to the scheduled reverse merger scenario, the fair value of Jade’s common stock in the December 31, 2024 Valuation would have been $5.52 per share (before giving effect to any discount for lack of marketability) as of December 31, 2024.

Jade respectfully submits that the deemed per share fair values used as the basis for determining the equity-based compensation in connection with its grants of options are reasonable and appropriate for the reasons described above.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (917) 302-4510 or bberns@gibsondunn.com or Ryan A. Murr at (415) 393-8373 or rmurr@gibsondunn.com.

Sincerely,

/s/ Branden C. Berns

Gibson, Dunn & Crutcher LLP

cc:	Tom Frohlich, Jade Biosciences, Inc.
Elizabeth Balta, Jade Biosciences, Inc.
Jonathan Quick, Jade Biosciences, Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP

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